CALCULATION OF FILING FEE TABLE

Table 1 – Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid	$3,627,355.69(a)	0.011020%	$399.73(b)

(a) Calculated as the aggregate maximum purchase price for common shares of beneficial interest based upon the estimated net asset value per common share as of February 27, 2023.

(b) Calculated as $110.20 per $1,000,000 of the Transaction Valuation.